Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2020 and 2019 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. One of the most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages). Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in relapsed and refractory cancer patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through March 31, 2020, we have raised an aggregate of approximately €258.4 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2020, we had an accumulated deficit of €242.8 million.

Notwithstanding our collaboration with Genentech and the income earned for the three month periods ended March 31, 2020 and anticipated in the remainder of 2020 upon the achievement of specified milestones, we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a naïve human antibody library combined with a phage and yeast display antibody library, a proprietary algorithm to optimize affinity, stability and manufacturing efficiency and a mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have one U.S. subsidiary, Affimed Inc., with senior employees in finance, investor relations, business development, corporate strategy and clinical operations.

Recent Developments

The Company announced early February 2020 that Dr. Florian Fischer, Chief Financial Officer (“CFO”) of Affimed, passed away. During Affimed’s search for a new CFO, Harry Welten assumed the operating responsibilities as CFO advisor to Affimed. In June 2020, the Company announced the appointment of Angus Smith as Affimed’s new permanent CFO, completing Affimed’s leadership team. Mr. Smith will begin his employment on July 13, 2020 and will be based out of Affimed’s New York office. In addition, the Company announced the appointment of Dr. Andreas Harstrick as Chief Medical Officer, starting in March 2020 and the appointment of Dr. Arndt Schottelius as Chief Scientific Officer, effective April 2020.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. The offering was conducted under the Company’s effective shelf registration statement on Form F-3 pursuant to a prospectus supplement and the entry into a sales agreement with Jefferies LLC. As of June 23, 2020, the Company has issued approximately 7.6 million common shares under the ATM program, generating net proceeds of approximately $21.0 million.

As circumstances around the COVID-19 pandemic continue to rapidly evolve, Affimed is continuously assessing possible effects on its clinical trials and adapting the risk mitigation measures it has implemented. Affimed is closely monitoring and adhering to relevant federal and local guidelines on COVID-19 to ensure the safety and health of its global workforce and help limit the spread of COVID-19, while maintaining business continuity. The Company has taken mitigation steps to ensure that drug supply and other trial-related materials are ready and available for the patients enrolled in its clinical trials. Due to the ongoing assessment of the potential impact of the COVID-19 pandemic on patient enrollment and site activation in its clinical studies, Affimed plans to update trial timelines after it has more visibility on the length and extent of the COVID-19 crisis.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•

AFM13. In November 2019, we initiated a registration directed phase 2 study of AFM13 as monotherapy in relapsed or refractory patients suffering from peripheral T cell lymphoma (pTCL). The study protocol has been agreed upon with the U.S. Food and Drug Administration (FDA). In addition, this study will, as a separate cohort, investigate the initial efficacy of AFM13 as monotherapy in patients suffering from transformed mycosis fungoides (T-MF). In September 2019, the FDA cleared an investigational new drug application (IND) for an investigator-sponsored Phase 1 study, in which the University of Texas MD Anderson Cancer Center (MDACC) plans to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) into patients with relapsed/refractory CD30-positive lymphoid malignancies. In 2017, an investigator-sponsored Phase 1b/2a study was initiated by Columbia University to investigate AFM13 as monotherapy in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation. In 2016, we initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) in patients with relapsed/refractory HL. In this study, enrollment is complete and final data were recently presented. Different dosing protocols are being explored in the investigator-initiated monotherapeutic phase 2a clinical trial of AFM13 in relapsed/refractory Hodgkin Lymphoma, or relapsed/refractory HL, to allow for improved exposure in more heavily pretreated patient populations. The study has now completed recruitment under the new study design. We anticipate that our research and development expenses in 2020 for AFM13 will increase compared to those for 2019 due to the initiation of new clinical studies, pre-clinical studies with collaboration partners and the preparation of the production of AFM13 for commercial purposes.

•

AFM11. In line with the strategic focus on our innate cell engager portfolio, we have made the decision to terminate the Phase 1 clinical program of AFM11. This decision took into consideration the competitive landscape of B-cell directed therapies currently in development and associated resources needed for further development of AFM11. We subsequently informed the FDA of our intention to terminate the clinical program.

•

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager, is in effect for a phase 1/2a clinical trial in patients with advanced cancers known to express EGFR. We anticipate that our research and development expenses in the remainder of 2020 for AFM24 will increase compared to those for 2019 due to the beginning of the clinical trial of AFM24 in patients.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our Genentech collaboration, Affimed owned preclinical programs (AFM28 and AFM32) and early stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the remainder of 2020 due to increased early stage development/discovery activities.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2020 and 2019. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2020 and 2019

	Three months ended March 31,
	2020	2019
	(unaudited)
	(in € thousand)
Total Revenue:	5,135	11,353
Other income (expenses)—net	(57)	86
Research and development expenses	(11,449)	(7,987)
General and administrative expenses	(3,525)	(2,434)
Operating income/(loss)	(9,896)	1,018
Finance income/(costs)—net	1,607	834
Income/(loss) before tax	(8,289)	1,852
Income taxes	0	0
Income/(loss) for the period	(8,289)	1,852
Other comprehensive income/(loss)	81	73
Total comprehensive income/(loss)	(8,208)	1,925
Earnings/(loss) per common share in € per share (undiluted)	(0.11)	0.03
Earnings/(loss) per common share in € per share (diluted)	(0.11)	0.03

Revenue

Revenue decreased to €5.1 million in the three months ended March 31, 2020 from €11.4 million for the three months ended March 31, 2019. Revenue in the three months ended March 31, 2020 and 2019 predominantly relate to the Genentech collaboration (€4.8 million, 2019: €10.6 million). Revenue from the Genentech collaboration in the three months ended March 31, 2020 was comprised of revenue recognized for collaborative research services performed during the quarter.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2020	2019	Change%
	(unaudited)
	(in € thousand)
Project
AFM13	5,283	2,643	100%
AFM11	22	358	(94%)
AFM24	1,509	1,052	43%
Other projects and infrastructure costs	4,318	3,665	18%
Share-based payment expense	317	269	18%
Total	11,449	7,987	43%

Research and development expenses amounted to €11.4 million in the three months ended March 31, 2020 compared to research and development expenses of €8.0 million in the three months ended March 31, 2019. The variances in project-related expenses between the three months ended March 31, 2020 and the corresponding period in 2019 are mainly due to the following projects:

•

AFM13. In the three months ended March 31, 2020 we incurred significantly higher expenses (100%) than in the three months ended March 31, 2019 primarily due to higher expenses for the preparation of new clinical trials and manufacturing activities for clinical trial material.

•

AFM11. In the three months ended March 31, 2020, research and development expenses were significantly lower (94%) compared to the three months ended March 31, 2019. The expenses in the three months ended March 31, 2020 are related to costs for the termination of the phase 1 dose-finding study in NHL and the phase 1 dose-finding study in ALL.

•	AFM24. In the three months ended March 31, 2020, we incurred higher expenses due to the initiation of the phase 1/2a clinical trial and manufacturing activities for the clinical trial material.

•

Other projects and infrastructure costs. In the three months ended March 31, 2020, expenses were higher (18%) than in the three months ended March 31, 2019 primarily due to higher expenses incurred in relation to our earlier stage programs and discovery/early stage development activities and infrastructure costs.

General and administrative expenses

General and administrative expenses were higher and amounted to €3.5 million in the three months ended March 31, 2020 compared to €2.4 million in the three months ended March 31, 2019 mainly due to higher personnel expenses, higher compliance costs with the Sarbanes–Oxley Act of 2002, legal, consulting and audit costs.

Finance income / (costs)-net

Finance income for the three months ended March 31, 2020 totaled €1.6 million, compared to €0.8 million for the three months ended March 31, 2019. Finance income in the three months ended March 31, 2020 and 2019 primarily include foreign exchange gains.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
	(unaudited)
	(in € thousand)
Net cash used in operating activities	(16,547)	(13,383)
Net cash used for/generated from investing activities	3,714	(17,678)
Net cash generated from/used in financing activities	(901)	(915)
Exchange rate related changes of cash and cash equivalents	1,265	236
Net changes to cash and cash equivalents	(13,734)	(31,976)
Cash and cash equivalents at the beginning of the period	95,234	94,829
Cash and cash equivalents at the end of the period	82,765	63,089

Net cash used in operating activities of €16.5 million in the three months ended March 31, 2020 is higher than net cash used in operating activities in the three months ended March 31, 2019 (€13.4 million) primarily due to higher cash expenditure for research and development efforts. The investing activities in the three months ended March 31, 2020 primarily relate to proceeds from the sale or maturity of financial assets, while in the three months ended March 31, 2019 investing activities mainly relate to the investment in and proceeds from the sale or maturity of financial assets. Net cash used in financing activities in the three months ended March 31, 2020 and 2019 relate primarily to the repayment of borrowings.

Cash and Funding Sources

Our cash and cash equivalents and financial assets as of March 31, 2020 were €88.2 million, compared with €104.1 million as of December 31, 2019. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements, loans and government grants.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM24 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity together with the proceeds generated in the second quarter of 2020 from our ATM program, will enable us to fund our operating expenses and capital expenditure requirements well into the first half of 2022. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2020, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2020 and 2019 with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with a history of operating losses; as of March 31, 2020, our accumulated deficit was €242.8 million;

•

the chance our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM24 and AFM13 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not exploitable;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•

the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with LLS, Merck, The MD Anderson Cancer Center, Genentech, Amphivena and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;

•	the length and severity of the COVID-19 outbreak and its impact on our business, including our supply chain, clinical trials and operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the recent COVID-19 outbreak. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.